March 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Erin Donahue

Re:        SharkNinja, Inc.

Registration Statement on Form F-1

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SharkNinja, Inc. (the “Company”) that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:30 P.M. (Eastern time) on Tuesday, March 19, 2024, or as soon as practicable thereafter or at such later time as the Company or its counsel may request.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

In connection with the Preliminary Prospectus distributions for the above-referenced issue, we, as representatives of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Tim Carson
Name:	Tim Carson
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ratnabali Majumdar
Name:	Ratnabali Majumdar
Title:	Vice President

[Signature Page to Request for Acceleration of Effectiveness]